SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 17 2015
17 REGISTRATIONS BRANCH

SECURI 15028050 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 19014

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/14 (MM/DD/YY) AND ENDING 09/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Samuel A. Ramirez & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 Broadway 29th Floor
(No. and Street)

New York	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John V. Kick (212)248-0533
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Samuel A. Ramirez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Samuel A. Ramirez & Co., Inc., as of September 30th, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHN V. KICK
NOTARY PUBLIC, State of New York
No. 01KI5082350
Qualified in Orange County
Commission Expires July 21, 2017

Notary Public

Signature

President/CEO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2015

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2015

ASSETS

Cash	$	5,195,160
Deposits with clearing agents		250,000
Due from clearing agents		14,604
Receivables from brokers, dealers and counterparties		1,731,214
Net trade date receivable		3,949,815
Marketable securities owned, at fair value		55,192,297
Due from affiliates		2,576,371
Due from related parties		1,123,183
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $1,571,886		467,781
Other assets		2,662,994
Deferred income taxes		307,800
	$	73,471,219

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Securities sold, not yet purchased at fair value	$	22,669,996
Accrued expenses and other liabilities		11,978,165
Due to clearing agents		12,778,891
Subordinated loan		5,000,000
Deferred tax liabilities		77,300
Payables to brokers, dealers and counterparties		46,489
Income taxes payable		4,784
Total Liabilities		52,555,625
Commitments and contingencies		
Stockholder's equity		
Common stock, $.10 par value, 100,000 shares authorized; 24,176 shares issued and outstanding		2,418
Additional paid-in-capital		3,727,975
Retained earnings		17,185,201
Total Stockholder's Equity		20,915,594
	$	73,471,219

See notes to financial statements.